DREYFUS WORLDWIDE DOLLAR MONEY MARKET FUND, INC.
STATEMENT OF INVESTMENTS
July 31, 2005 (Unaudited)

| | Principal | |
Negotiable Bank Certificates of Deposit - 10.5%	Amount ($)	Value ($)
First Tennessee Bank N.A.		
3.40%, 9/6/2005	25,000,000	25,000,000
HSH Nordbank (Yankee)		
3.31%, 8/12/2005	25,000,000	25,000,000
Washington Mutual Bank FA		
3.41%, 9/20/2005	30,000,000	30,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $80,000,000)		**80,000,000**

Commercial Paper - 80.2%		
ASB Bank Ltd.		
3.41%, 9/22/2005	25,000,000	24,877,944
Amstel Funding		
3.45%, 9/30/2005	30,000,000 a	29,829,000
Atlantis One Funding Corp.		
3.40%, 9/23/2005	25,222,000 a	25,096,864
Bear Stearns Cos. Inc.		
3.42%, 9/6/2005	25,000,000	24,915,000
CAFCO LLC		
3.40%, 9/19/2005	30,000,000 a	29,862,392
Charta LLC		
3.45%, 9/23/2005	25,000,000 a	24,874,125
Crown Point Capital Co. LLC		
3.15%, 8/4/2005	25,000,000 a	24,993,490
Depfa Bank PLC		
3.45%, 9/29/2005	30,000,000	29,831,850
Deutsche Bank Financial LLC		
3.32%, 8/1/2005	30,000,000	30,000,000
Dexia Delaware LLP		
3.46%, 10/3/2005	30,000,000	29,819,925
DnB Nor Bank		
3.40%, 9/23/2005	30,000,000	29,851,158
Edison Asset Securitization LLC		
3.40%, 9/21/2005	30,000,000 a	29,856,775
Grampian Funding LLC		
3.45%, 9/26/2005	30,000,000 a	29,840,400
ING American Insurance Holding, Inc.		
3.46%, 9/29/2005	30,000,000	29,831,358
Intesa Funding LLC		
3.40%, 9/23/2005	30,000,000	29,851,158
Links Finance LLC		
3.41%, 9/23/2005	30,000,000 a	29,850,717
PACE (Premier Asset Collateralized Entity)		
3.41%, 9/22/2005	32,000,000 a	31,843,769
San Paolo Imi U.S. Financial Co.		
3.45%, 9/26/2005	30,000,000	29,840,400
Santander Central Hispano Finance (DE) Inc.		
3.14%, 8/4/2005	25,000,000	24,993,500
UBS Finance Delaware LLC		
3.29%, 8/1/2005	30,000,000	30,000,000
Westpac Capital Corp.		
3.40%, 9/23/2005	30,000,000	29,851,158
White Pine Corp.		
3.41%, 9/23/2005	9,574,000 a	9,526,359
Total Commercial Paper		
(cost $609,237,342)		**609,237,342**

Time Deposits - 9.6%		

Chase Manhattan Bank USA (Grand Cayman)		
3.31%, 8/1/2005	30,000,000	30,000,000
Fortis Bank (Grand Cayman)		
3.31%, 8/1/2005	15,000,000	15,000,000
Key Bank N.A. (Grand Cayman)		
3.28%, 8/1/2005	17,700,000	17,700,000
Manufacturers & Traderstrust Co. (Grand Cayman)		
3.31%, 8/1/2005	10,000,000	10,000,000
Total Time Deposits		
(cost $72,700,000)		**72,700,000**
Total Investments (cost $761,937,342)	**100.3%**	**761,937,342**
Liabilities, Less Cash and Receivables	**(.3%)**	**(2,016,389)**
Net Assets	**100.0%**	**759,920,953**

a   Securities exempt from registration, under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration,
    normally to qualified buyers. At July 31, 2005, these securities amounted to $265,573,891 or 34.9% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference
to the annual and semi-annual reports previously filed with the Securities and Exchange Commission
on Form N-CSR.

See notes to financial statements.